Waypoint Homes Realty Trust, Inc.

1999 Harrison Street

Oakland, California 94612

March 13, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tom Kluck, Branch Chief
Kristina Aberg, Attorney-Advisor

Re:	Waypoint Homes Realty Trust, Inc.
Withdrawal of Registration Statement on Form S-11 (File No. 333-188721)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Waypoint Homes Realty Trust, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-11 (File No. 333-188721), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 21, 2013.

The Registration was previously advised and managed by Waypoint Real Estate Group, LLC and Waypoint Homes, Inc. (collectively, “WREG”). Due to the acquisition of WREG’s business by SWAY Management LLC, the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective, and the Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1999 Harrison Street, Oakland, California 94612, Facsimile Number: (510) 550-2828 and to the Registrant’s special counsel, Latham & Watkins LLP, Attention: Julian T.H. Kleindorfer, Esq., 355 South Grand Avenue, Los Angeles, California 90071, Facsimile Number: (213) 891-8763.

Sincerely,

Waypoint Homes Realty Trust, Inc.

By:	/s/ Tamra Browne
Tamra Browne
Chief Legal Officer